POSTERNAK
Posternak Blankstein & Lund LLP

January 18, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: William H. Thompson, Accounting Branch Chief

Re:	iParty Corp.
Form 10-K for Fiscal Year Ended December 26, 2009
Filed March 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 001-15611

Ladies and Gentlemen:

On behalf of iParty Corp. (“iParty” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission, received by letter dated December 17, 2010, relating to iParty’s Form 10-K  for the Fiscal Year Ended December 26, 2009 as filed with the Commission on March 23, 2010 (“2009 Form 10-K”) and Definitive Proxy Statement on Schedule 14A as filed with the Commission on April 21, 2010 (the “2010 Proxy Statement”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with iParty’s response.

Form 10-K for Fiscal Year Ended December 26, 2009

Item 1. Business, page 1

Available Information, page 5

1.	Please revise to provide the correct address to our Public Reference Room and provide us with your proposed disclosure. We note the correct address is 100 F Street, NE, Washington, DC, 20549.

RESPONSE:  The Company takes note of the above comment and will revise its disclosure in its next Form 10-K and future filings, as applicable, to refer to the current SEC’s public reference room at 100 F Street N.E., Washington, D.C, 20549.

Item 1A. Risk Factors, page 5

2.
We note the last sentence in the first paragraph in which you state that “[a]dditional risks and uncertainties that [you] are unaware of, or that [you] may currently deem immaterial, may become important factors that may harm [y]our business, financial condition, results of operation, or the value of [y]our common stock.”  Please note that all material risks should be described in your disclosure.  Please delete this sentence and provide us with your proposed disclosure.  If risks are not deemed material, you should not reference them.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

RESPONSE: In its next Form 10-K and in future filings, the Company will remove the reference to “additional risks and uncertainties . . .” and will provide the following disclosure in the introduction to the Risk Factors contained in Item 1A of its Form 10-K:

“Investing in our securities involves a high degree of risk. In addition to the other information contained in this report, you should consider the following risk factors before investing in our securities.”

Item 9A. Controls and Procedures, page 28

3.
Please note that your should disclose any change in internal control over financial reporting that occurred during the last fiscal quarter, rather than during the fiscal year, that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.  Please refer to Item 308T(b) of Regulation S-K and confirm your understanding of the disclosure requirements.

RESPONSE: The Company confirms to the staff its understanding that it is required to disclose any change in its internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a–15 or 240.15d–15 of the Rules and Regulations of the Securities Exchange Act, as amended, that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.  In the Company’s next Form 10-K and in future filings, the Company will refer to the last fiscal quarter rather than the fiscal year.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-7
Inventories, page F-9

4.
Please refer to ASC 330-10-35 and explain to us why you utilize a contra-asset account to record write-downs of inventory items below cost since the reduced amount is considered a new cost basis for subsequent accounting purposes.  In addition, please confirm to us that: (i) the allowance for obsolete and excess inventories creates a new cost basis for inventories, (ii) write-downs are recovered only through sale or disposition of the items, and (iii) write-downs are not restored if market values recover prior to sale or disposition.

RESPONSE: The Company provides an allowance for obsolete and excess inventory on a monthly basis in connection with its customary monthly financial statement close process.  The amount of the allowance is based on reviews by management of product inventory at a stock keeping unit (“SKU”) level. Management makes a determination of the marketability of the product and records a reduction in inventory value to its estimated net realizable value based upon the SKU inventory on hand, item rate of sale and the age of the inventory.  Due to inventory system limitations and extent of SKUs carried in its retail stores, the Company has not marked down each SKU to reflect this new cost basis.  The adjusted inventory balance equals the total inventory value as if the Company did mark each SKU down to the lower cost. The Company believes that SKU’s entering the categories of inventory subject to the allowance calculation very rarely go back into the categories of inventory not subject to the calculation, and therefore the cost reduction represented by the allowance for excess and obsolete inventory, except for immaterial amounts, represents a permanent reduction in cost basis recovered only through sale or disposition.

In the Company’s next Form 10-K and future filings, the Company will eliminate the contra-asset presentation in its financial statement footnotes to eliminate any indication that the write-down is anything other than permanent.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

Note 3.  Property and Equipment, page F-15

5.	Please refer to ASC 360-10-50-1 and tell us your consideration of disclosing depreciation expense for each year presented.

RESPONSE:  The Company discloses the total of depreciation and amortization expense for each year presented in its Consolidated Statements of Cash Flows. In its next Form 10-K and in future filings, the Company will provide separate amounts for depreciation and amortization.

Note 5.  Income Taxes, page F-16

6.	Please tell us your consideration of disclosing the significant components of income tax expense (benefit) for each year presented. Please refer to ASC 740-10-50-9.

RESPONSE: In its next Form 10-K and in future filings, the Company will disclose the significant components of income tax expense in substantially the following format:

	Year Ended
	December 26, 2009	December 27, 2008	December 29, 2007
Current:
Federal	$39,212	$16,485	$19,215
State	227,545	34,120	127,108
Total current	266,757	50,605	146,323
Deferred:
Federal	383,135	115,510	441,543
State	(127,158)	(58,131)	(35,369)
Total deferred	255,977	57,379	406,174
Increase (decrease) in valuation allowance	(670,664)	(57,379)	(406,174)
Total income taxes (benefit)	$(147,930)	$50,605	$146,323

Note 11.  Warrants, p. F-22

7.
We note your disclosure under the notes payable subheading on page 24 that the agreements entered into in connection with the Highbridge financing transaction provide for certain anti-dilution rights.  We also note the anti-dilution provisions contained in the warrant agreement filed as Exhibit 10.23.  Please refer to ASC 815-40-15 (and more specifically to ASC 815-40-15-7D through 815-40-15-7F and ASC 815-40-55-33 through 815-40-55-34) and explain to us how you evaluated the anti-dilution provisions in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a).

RESPONSE: Please be advised that the Company, upon review of ASC 815-40-15 and further review of Section 2. Adjustment of Exercise Price and Number of Warrant Shares (“Anti-dilution Rights”) of the Warrant to Purchase Common Stock dated September 15, 2006 (as amended January 9, 2007) (the “Warrant”), has concluded that the Anti-dilution Rights provided therein could result in the reduction of the exercise price of the Warrant due to the issuance of shares at a price lower than the Warrant exercise price.  Because of this feature, which is similar to the example provided in ASC 814-40-55-33 and 34, the settlement amount may not equal the difference between the fair value of a fixed number of the Company’s equity shares and a fixed strike price as contemplated by ASC 815-40-15-7C and 7D.  Consequently, the Company has concluded that the Warrant, effective December 28, 2008 (the first day of the Company’s fiscal 2009 year and the effective date for the provisions of ASC 815-40-15 (formerly Emerging Issues Task Force (EITF) consensus No. 07-05)) would not be considered indexed to the Company’s own stock and therefore should have been classified as a liability.  As a result of liability classification, the Warrant should have been marked-to-market through operations as of each reporting date in the Company’s previously filed financial statements commencing with the Company’s report on Form 10-Q for the three months ended March 28, 2009 and for each subsequent interim reporting period thereafter and in the Company’s Annual Report on Form 10-K for the year ended December 26, 2009.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

Furthermore, the Company has evaluated the effect of making such a reclassification as of the date of adoption on its financial condition as of December 28, 2008 (the first day of fiscal 2009) and the effect of recognizing the change in the value of the Warrant in its operating results as of each quarterly and annual reporting period for fiscal 2009 and 2010.  This evaluation has been made using the guidelines provided in Staff Accounting Bulletin (SAB) 108.  As a result, the Company has concluded that the effects of the reclassification upon adoption, to be effected as an adjustment to retained earnings, and the effect upon each quarterly and annual reporting period, including the period of correction, is not material.  Consequently, the Company intends to recognize the cumulative effects of these adjustments in the Company’s fourth quarter of 2010 as an immaterial correction of an error, which will be reflected in the Company’s Annual Report on Form 10-K for the year ended December 25, 2010.

Indicated below are both the quantitative and qualitative matters the Company considered in developing its conclusion.

Quantitative Considerations

As indicated in the attachments and as clearly disclosed in its quarterly and annual filings, the Company’s operating results are highly seasonal and its annual profitability is largely dependent on its Q4 results.  More specifically, the Company typically incurs losses in Q1 and Q3, is near break even in Q2 due to, among other events, school graduations, and is typically profitable in Q4 due to Halloween in which the Company realizes approximately 35% of its annual revenues.  Due to the competitive nature of retailers, especially for a relatively small, specialty retailer, the Company’s profit and/or losses historically have not been a large percentage of revenue and, on an annual basis, net income or loss often results in a near break-even fiscal year.  Consequently, management believes that assessing materiality as a percentage of pre-tax income or loss may not be appropriate since amounts which in some cases are inconsequential and in other cases are clearly not material as a percentage of revenues, total assets, total liabilities and stockholders’ equity can calculate to percentages of pre-tax income (loss) that exceed 5%.  This is evident by the fact, as indicated in the attachments, that the largest correction ($229,000) for the effect of marking the Warrant-to-market for the nine months ended Q3 2009 represents only 0.45% of Q3 2009 year-to-date revenues, 0.9% of total assets, 1.14% of total liabilities and 4.17% of total stockholders’ equity.  As those percentages indicate, the $229,000 correction represents a very low percentage of these financial statement measures and only exceeds 5% of pre-tax loss for that period due to a low level of pre-tax loss on $50.5 million of revenues.  Based on these considerations, the Company believes that the effect of not recording the changes in fair value does not materially affect the Company’s overall financial statements and judgments of users thereof.  In addition, based on the nature and size of its business, the Company believes a measure of financial performance used by many investors is EBITDA.  EBITDA, which allows investors to compare the Company’s financial performance against the Company’s competitors and other retailers who may have different capital structures and capital invested, would be unaffected by any adjustment to the fair value of the Warrant.  Furthermore, there is no effect on operating income (loss) and little or no effect on earnings per share.  Consequently, the Company believes these additional quantitative considerations further support that the effect of not recording the mark to market adjustments would not materially affect the Company’s previously reported operating results or those of the period (Q4 2010) in which the correction will be recorded, which typically is the Company’s mostly profitable quarter.  As a result, the Company believes that not recording these adjustments would not affect the judgment of the users of the Company’s financial statements for the affected periods.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

Also, as indicated in the attachments, the effects on the Company’s financial condition are even less material than those affecting the Company’s operating results.  Specifically, in no instance does the adjustment for the fair value of the Warrant exceed $229,000 or 4.17% of stockholders’ equity and, in all instances, is less than 1% of total assets and 1.2% of liabilities. Consequently, the Company believes that the impact of not recording the effects of marking the Warrant to market on its previously reported financial condition is not material as of any of those reporting dates or at the end of the period (Q4 2010) in which the correction will be recorded.  As a result, not recording those adjustments would not affect the judgment of the users of the Company’s financial statements for the affected periods.

Upon adoption, as indicated in the attachments, the Company would have decreased additional paid-in capital by $613,651 representing 1.2% of that balance, decreased accumulated deficit by $592,818 representing 1.0% of that balance and increased liabilities by $20,833 representing 0.2% of that balance. The Company believes these amounts are not material to the Company’s financial statements or the users thereof.

In Q4 2010, in order to record the cumulative effect of the correction as of that date, the Company will decrease additional paid-in capital by $613,651, increase accumulated deficit by $592,818 and increase liabilities by $20,833. These amounts are the same as those that would have been recorded on December 28, 2008 (the date of adoption of ASC 815-40-15) only because the Warrant value at both dates was $0.01 per warrant.  These amounts are also considered immaterial to the Company’s financial statements and the users thereof.

Qualitative Considerations

Annual and Quarterly Trends

As indicated in the attachments, the impact of not recording the effects of the change in fair value of the Warrants would not influence any trends in the Company’s quarterly or annual operating results.  This conclusion is based on the Company’s highly seasonal quarter-to-quarter operating results and the fact that changes in the value of the Warrant results in additional income in some periods and losses in others.  In addition, as evidenced in the attached, the effect of not recording the adjustments did not cause reported net income to change to a net loss, or vice versa.

Debt Compliance

The Company’s borrowing agreement does not include any covenants based on financial information for any of the affected periods and, accordingly, would not be impacted by not recording these adjustments.

Precise Measurement

Although not adopting ASC 815-40-15 is an error in financial reporting, the change in the fair value of the Warrant is based on estimates of fair value and therefore the resulting adjustments are not precise measurements.

Compliance with Contractual Requirements of Operating and Other Agreements

The Company has no such agreements which would be affected by not recording these adjustments.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

Management’s Bonuses or Other Incentive Compensation

Although the Company’s bonus arrangements are based on financial performance, they are based on measures of income which would exclude the effect of accounting for the fair value of the Warrant.  Consequently, these arrangements would not be affected by not recording these adjustments.

In addition, the effect of not recording adjustments related to the fair value of the Warrant would not:

•	Affect regulatory requirements
•	Cause the concealment of an unlawful transaction
•	Materially affect any individual financial statement line items
•	Affect analysts’ earnings expectations, in the Company’s judgment
•	Cause a potential market reaction, in the Company’s judgment

Based on the considerations above, the Company believes that accounting for the adoption of ASC 815-40-15 as an immaterial correction of an error prospectively in the Company’s annual report of Form 10-K for the year ended December 25, 2010 would not materially affect any previously filed financial statements or the Company’s Q4 or annual operating results or financial condition, which will include the effect of the correction.

8.
We note that you granted Highbridge resale registration rights with respect to the shares of common stock underlying the Highbridge warrants.  Please tell us what consideration you gave to providing the disclosures required by ASC 825-20-50-1.

RESPONSE:  The Company takes note of the above comment and will revise its disclosure to include the following paragraph in the financial statement footnote related to the Warrant:

“In the Registration Rights Agreement, the Company was required to file with the SEC a Registration Statement on Form S-3 covering the resale of all of the shares of common stock underlying the Highbridge Warrant.  The Company filed the required registration Statement on January 12, 2007. The Registration Statement was declared effective by the SEC on April 4, 2007. The Company is also required under the Registration Rights Agreement to maintain the effectiveness of the Registration Statement.  In the event that the Company fails to maintain the effectiveness of the Registration Statement, it would be subject to cash penalties in the amount of 1% of the face amount of the Highbridge Note on the initial day of such a failure and an additional 1% for each 30 days thereafter, up to a maximum of 10% of the face amount of the Highbridge Note. Since the Registration Statement continues to remain effective, the Company has incurred no penalty related to the Registration Rights Agreement through the date of these financial statements.”

Note 15.  Segment Reporting, page F-24

9.
Please tell us whether the financial information used to produce your general purpose financial statements includes detailed revenue information, such as revenues by product category or SKU group.  Please also tell us what consideration you gave to the disclosure guidance in ASC 280-10-50-40.

RESPONSE: The Company confirms that the financial information used to produce its general purpose financial statements includes detailed revenue information by SKU and SKU grouping. However, the Company believes all of its SKU’s and SKU groupings are properly included in one product category, which the Company describes as party goods. Each such SKU and SKU grouping shares the following characteristics:

•	Similar product sources and production processes;
•	Similar classes of customer; and
•	similar economic characteristics, including gross margin.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

Exhibit Index, page F-26

10.
It appears that Exhibit 10.34, the Second Amended and Restated Credit Agreement with Wells Fargo Retail Finance, LLC dated July 1, 2009, does not include any of the referenced schedules or exhibits.  Please refile a complete copy of this agreement with your next periodic report.  It also appears that this July 2009 credit agreement amends and restates Exhibit 10.17, your prior credit facility with Wells Fargo dated December 21, 2006.  Please also refile a complete copy of this agreement as all referenced exhibits do not appear to be included.

RESPONSE: A separate confidential treatment request will be submitted for information contained in certain schedules and exhibits to the Second Amended and Restated Credit Agreement with Wells Fargo dated July 1, 2009. The Company will include all required schedules and exhibits, with confidential information redacted, to this Agreement in its next Form 10-K.  As the Second Amended and Restated Credit Facility dated July 1, 2009 superseded in its entirety the 2006 Agreement, which was filed as Exhibit 10.17 , the Company will delete from its exhibit listing in its next Form 10-K the reference to the earlier agreement, which is of no further force and effect.

Definitive Proxy Statement on Schedule 14A filed April 21, 2010

Ownership of iParty Stock, page 10

11.	Please provide the information required by Item 403 of Regulation S-K for each series of your preferred stock and provide us with your proposed disclosure.

RESPONSE:  The Company has provided the information required by Item 403 of Regulation S-K for each series of its preferred stock in footnotes 3, 4, 7 and 8 following the “Ownership of iParty Stock” table.  In the Company’s next proxy statement and in future filings, the Company will provide the information on the preferred stock in tabular form substantially as follows (as updated for a more recent date in connection with its upcoming proxy statement):

“OWNERSHIP OF iPARTY STOCK

The following table shows the number of shares of our common stock and each series of our preferred stock beneficially owned as of April 5, 2010 by:

• each person or entity that we believe beneficially owns more than 5% of our common stock or each series of our preferred stock,

• each director and nominee for director,

• each executive officer shown in the summary compensation table on page [20] below, and

• all executive officers and directors as a group.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

	Common Stock		Preferred Stock
Name of Beneficial Owner	# of Shares	% of Class	Series of Preferred Stock	# of Shares	% of Class
5% holders

Robert H. Lessin Jefferies & Co. 520 Madison Ave., 12th Floor New York, NY 10022	10,905,693(3)	34.9%	Series B Series D Series E	137,500 250,000 266,666	32.6% 100% 89.9%
Roccia Partners, L.P. c/o Lorenzo Roccia 220 East 67th Street New York, NY 10021	3,080,926(4)	12.1%	Series B Series E	179,610 30,000	42.6% 10.1%
Naida S. Warton c/o Sandra Minardo 520 Madison Ave., 12th Floor New York, NY 10022	2,474,100(5)	10.9%
Highbridge International, LLC c/o Eleazer N. Klein Schulte roth & Zabel LLP 919 Third Avenue New York, NY 10022	2,083,334(6)	8.4%
Boston Millennia Partners, LP 30 Rowes Warf, Suite 500 Boston, MA 02110	1,365,200(7)	5.6%	Series C	100,000	100%
Patriot Capital Limited c/o Stephen Rasch Loeb, Block and Partners LLP” 505 Park Avenue New York, NY 10022	1,184,803(8)	4.9%	Series F	114,286	100%
Directors, Nominees for Directors and Executive Officers
Sal V. Perisano	5,717,958(9)	20.3%
Dorice P. Dionne	5,717,958(10)	20.3%
David Robertson	216,148(11)	.9%
Daniel I. DeWolf	470,000(12)	2.0%
Joseph S. Vassalluzzo	666,915(13)	2.9%
Frank W. Haydu, III	310,000(14)	1.3%
Eric Schindler	285,000(15)	1.2%
All Executive Officers and directors as a group (7 persons)	7,666,021	25.7%

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

1.	Unless otherwise indicated, all addresses are c/o iParty Corp., 270 Bridge Street, Suite 301, Dedham, MA 02026.

2.
The number of shares beneficially owned by each entity, person, director or named executive officer is determined under SEC rules, particularly Rule 13d-3, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rules, each entity or individual is considered the beneficial owner of any shares as to which they have the sole or shared voting power or investment power.  Such persons and entities are also deemed under the same rules to beneficially own any shares that they have the right to acquire within sixty (60) days of April 5, 2010 (i.e., June 4, 2010) through the conversion of convertible preferred stock, the exercise of stock options or warrants or other similar rights.  This stock ownership information is based upon information furnished to us by the persons named in the table or as set forth in the Company’s stock ledger.  The percentage of class is calculated in accordance with Rule 13d-3 and is based on 22,798,647 shares outstanding as of April 5, 2010 plus, as to each holder thereof and no other person, the number of shares (if any) that the person has the right to acquire on or prior to June 4, 2010, through the exercise of stock options or warrants or other similar rights and the conversion of Convertible preferred Stock. Unless otherwise set forth herein, each holder has sole voting and investment power over such shares.

3.
Mr. Lessin beneficially owns (1) 2,474,100 shares of common stock, (2) 175,000 shares of common stock that may be acquired upon the exercise of presently exercisable options, (3) 1,841,950 shares of common stock that may be acquired upon the conversion of 137,500 shares of presently convertible Series B Preferred Stock, (4) 3,652,250 shares of Common Stock which may be acquired upon the conversion of 250,000 shares of presently convertible Series D Preferred Stock, and (5) 2,762,393 shares of Common Stock which may be acquired upon the conversion of 266,666 shares of presently convertible Series E Preferred Stock.  The figure listed in the table does not include any shares reflected as owned by Ms. Wharton, who was formerly Mr. Lessin’s spouse (see footnote (5) below).

4.
The figure in the table for Roccia Partners, L.P. includes 2,406,056 shares of common stock, which may be acquired upon the conversion of 179,610 shares of presently convertible Series B Preferred Stock held in the name of Roccia Partners, L.P.  The figure also includes (1) 364,100 shares of common stock held in the name of Roccia Venture Partners, L.P. and (2) 310,770 shares of common stock, which may be acquired upon the conversion of 30,000 shares of presently convertible Series E Preferred Stock held in the name of Roccia Venture Partners, L.P.

5.	Ms. Wharton beneficially owns 2,474,100 shares of common stock.

6.	The figure in the table for Highbridge International LLC includes 2,083,334 shares of common stock which may be acquired upon the exercise of a presently exercisable warrant.

7.
The figure in the table for Boston Millennia Partners, LP includes 1,365,200 shares of common stock that may be acquired upon the conversion of 100,000 shares of presently convertible Series C Preferred Stock owned by Boston Millennia Partners, LP and an affiliated entity.

8.
The figure in the table for Patriot Capital Limited includes 1,184,803 shares of common stock, which may be acquired upon the conversion of 114,286 shares of presently convertible Series F Preferred Stock.

9.
Mr. Perisano holds 304,700 shares of Common Stock jointly with his wife, Ms. Dionne, and separately holds options for 5,413,258 shares, which are presently exercisable or will be exercisable within 60 days of April 5, 2010.  The figure in the table includes options for 3,439,645 shares granted to Mr. Perisano and options for 1,973,613 shares granted to Ms. Dionne.

10.
Ms. Dionne holds 304,700 shares of Common Stock jointly with her husband, Mr. Perisano, and separately holds options for 5,413,258 shares, which are presently exercisable or will be exercisable within 60 days of April 5, 2010.  The figure in the table includes options for 3,439,645 shares granted to Mr. Perisano, and options for 1,973,613 shares granted to Ms. Dionne.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

11.	Mr. Robertson holds options for 475,000 shares, of which 216,148 are presently exercisable or will be exercisable within 60 days of April 5, 2010.

12.
Mr. DeWolf beneficially owns 10,000 shares of common stock and holds options for 460,000 shares, which are presently exercisable or will be exercisable within 60 days of April 5, 2010. The owner of record of the 10,000 shares of common stock is Pine Street Ventures LLC, a Delaware limited liability company.  The beneficial owners of Pine Street Ventures are Mr. DeWolf’s children.  Mr. DeWolf controls sole voting power.

13.	Mr. Vassalluzzo beneficially owns 351,915 shares of common stock and holds options for 315,000 shares, which are presently exercisable or will be exercisable within 60 days of April 5, 2010.

14.	Mr. Haydu beneficially owns 25,000 shares of common stock and holds options for 285,000 shares, which are presently exercisable or will be exercisable within 60 days of April 5, 2010.

15.	Mr. Schindler beneficially holds options for 285,000 shares, which are presently exercisable or will be exercisable within 60 days of April 5, 2010.”

Board of Directors and Corporate Governance Matters, page 12

12.
For Messrs. DeWolf, Haydu and Vassalluzzo, we note you do not specify their principal occupation and employment during the past five years as well as the name and principal business of any corporation or other organization in which such occupations and employment were carried on.  Please provide us with this information and your proposed disclosure.  Please see Item 401(c)(1) of Regulation S-K.

RESPONSE: The principal occupation and employment during the past five years for Mr. DeWolf, Mr. Haydu and Mr. Vassalluzzo are as follows:  In March 2004, Mr. DeWolf joined the law firm of Mintz, Levin, Cohen, Ferris, Glovsky, and Popeo PC. as counsel and in 2008 became a member of the corporate practice in the New York office and Co-Chair of its Venture and Emerging Companies Practice Group; since 2009, Mr. Haydu has been a professional director and consultant to public and private companies and from 2005 until 2009, he served in a consulting capacity at Source Precision Medicine, a life sciences medical supplier; and since February 2006, Mr. Vassalluzzo has served as the Non-executive Vice Chairman of Federal Realty Investment Trust, a publically held REIT.  In the Company’s next proxy statement requiring Item 401(c) of Regulation S-K disclosure and in future filings, the Company will revise the biographies of these directors (updated as appropriate) to include the dates of service as noted below:

“Daniel I. DeWolf, age 53, has served as a director of iParty since 2003.  In March 2004, Mr. DeWolf joined the law firm of Mintz, Levin, Cohen, Ferris, Glovsky, and Popeo PC. as counsel and in 2008 became a member of the corporate practice in the New York office and Co-Chair of its Venture and Emerging Companies Practice Group. Mr. DeWolf is also a Managing Director of Dawntreader Ventures, an early stage venture capital firm, which he co-founded in 1998, and an adjunct professor at the New York University Law School, where he teaches venture capital law. From 1999 to 2003, Mr. DeWolf was Director of Venture Capital Funds for SoundView Technology Group. Prior to joining SoundView, Mr. DeWolf was Of Counsel with the law firm of Cahmy, Karlinsky & Stein LLP (“CKS”) in New York City. Mr. DeWolf established the Corporate and Securities Practice Group at CKS in 1994 and was the head of that firm’s New Media and E-Law Group. Mr. DeWolf has over 25 years of corporate transactional experience and has been an advisor to many early and developmental stage companies. Mr. DeWolf is a graduate of the University of Pennsylvania as well as the University of Pennsylvania School of Law. Mr. DeWolf currently serves as a director of various privately-held companies, including HNW, Inc., Tutor.com, and Visible World. The Company believes that Mr. DeWolf’s diversified background in capital finance and legal and regulatory matters give him the qualities and skills to serve as a director.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

Frank W. Haydu III, age 62, has served as a director of iParty and Chairman of our Audit Committee since November 2003. Mr. Haydu is a professional director and consultant to public and private businesses. Mr. Haydu currently serves as a director and Chairman of the Board of Zalicus, Inc., a public company, and several private companies. From 2001 until 2005, Mr. Haydu served as a Managing Director of Valuation Perspectives, Inc., a financial services consulting practice, and from 2005 until 2009, he served in a consulting capacity at Source Precision Medicine, a life sciences medical supplier.  Mr. Haydu holds a Bachelor of Arts degree in economics from Muhlenberg College. The Company believes that Mr. Haydu’s broad based experience in business and finance, including his extensive background in business consulting and management gives him the qualities and skills to serve as a director.

Joseph S. Vassalluzzo, age 62, has served as a director of iParty since 2004.  Since February 2006, he has served as the Non-executive Vice Chairman of Federal Realty Investment Trust, a publicly held REIT and a member of its Nominating and Corporate Governance Committee and Compensation Committee.  From 2000 to 2005, Mr. Vassalluzzo served as Vice Chairman of Staples, Inc., in which capacity he was responsible for Staples’ store growth, both domestic and abroad, oversaw Staples’ corporate environmental initiatives and legal department, and was responsible for its merger and acquisition activities worldwide. He first joined Staples, Inc. in 1989 as its Executive Vice President, Growth & Support Services. He was named Executive Vice President, Global Growth and Development of Staples, Inc. in 1993, was promoted to President, Staples Realty & Development in 1997, and was further promoted to Vice Chairman of Staples, Inc. in 2000. Before joining Staples, Mr. Vassalluzzo held executive positions at American Stores Co., Acme Supermarkets, Mobil Corp. and Amerada Hess Corp. Mr. Vassalluzzo currently serves as an independent director, member of the Nominating and Corporate Governance Committee, member of the Compensation Committee, and non-executive Chairman of the Board of Federal Realty Investment Trust, a publicly-held REIT. He also serves as an independent director, member of the Finance Committee, Chairman of the Compensation Committee and non-executive Lead Director of Life Time Fitness, Inc. Previously, Mr. Vassalluzzo served as an independent director and member of the Compensation, Audit and Real Estate Committees of Commerce Bancorp., Inc. Mr. Vassalluzzo holds a B.S. degree in Marketing from Pennsylvania State University and an M.B.A. from Temple University. The Company believes that Mr. Vassalluzzo’s broad based experience in business, including his extensive experience in retail businesses, such as his tenure as Vice Chairman of Staples, Inc., and in real estate matters, gives him the qualities to serve as a director of the Company.”

Executive Compensation

Summary Compensation Table, page 20

13.
In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statement.  We have reviewed the compensation amounts you reported in your proxy statement and it appears that the amounts are incorrect.  Please tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

RESPONSE:  In disclosing 2008 compensation for its named executive officers in the “Summary Compensation Table”, the Company updated the option award column for each of the named executives due to rule changes around disclosing the option grant full fair value that became effective for the 2010 Proxy Statement, but did not update the 2008 “Total” column for each such named executive officer.  In reviewing the materiality of this disclosure, the Company has reviewed all of the 2008 compensation disclosure concerning the named executive officers’ compensation arrangements in the 2010 Proxy Statement, including the disclosure in the footnotes to the “Summary Compensation Table”, the discussion of each of the named executive officers’ employment agreements and option grants in the section titled “Individual Compensation of Executive Officers”, and the “Outstanding Equity Awards at end of Fiscal 2009”.  Taken as a whole, the proxy statement provides a clear picture of each item of compensation for 2008, and in addition to the reasons set forth below, the Company does not believe that the error in the “Total” column rises to the level of materiality that would require the Company to correct the information with an amendment to its 2010 Proxy Statement.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

As noted in the executive compensation disclosure, there were no option grants in 2008 or bonus payments made in 2008 to Mr. Perisano or Ms. Dionne. Thus, the only compensation in 2008 to these two named executive officers was their salary, which is discussed at length in the section titled “Individual Compensation of Executive Officers” and insurance payments, which are clearly described in footnote 3 to the “Summary Compensation Table”.  Mr. Robertson did not receive any bonus for 2008, but did receive an option grant in 2008, which the footnote to the column notes is disclosed at the full fair value of the award and is discussed in the section titled “Individual Compensation of Executive Officers” and listed in the option grant table.  Given that each of the named executives officer’s individual compensation components were correctly disclosed in the “Summary Compensation Table”, that these components consisted only of salary and life insurance payment for Mr. Perisano and Ms. Dionne, and for Mr. Robertson, salary, life insurance and the fair value of one option grant, that each of the items in 2008 is easily comparable to the 2009 item to review any trends year to year in the individual components, the additional discussion of these arrangements elsewhere in the proxy statement, that the error related to the prior not the current year, and the relative size of the arithmetical error in the “Total” column, the Company does not believe that the arithmetical error in the “Total” column rises to the level of materiality that would require the Company to correct the information with an amendment to its 2010 Proxy Statement.

Equity Compensation Plan Information, page 22

Executive Incentive Compensation Plan, page 23

14.
We note in your statement that “[e]ach of the named executive officers participates in the executive incentive compensation plan and is eligible to receive a bonus for 2010 of up to 20% of base salary if certain objective performance metrics are met.”  We further note your disclosure in the bonus column of your summary compensation table that each of your named executive officers appears to have received a bonus in 2009 amounting to 10 percent of their 2009 base salary.  Please provide us with your proposed disclosure and enhance your disclosure to define the following:

▪	“certain levels of growth in comparable store sales over 2009 level,”
▪	“certain levels of total sales,” and
▪	“certain levels of EBITDA.”

Please further enhance this disclosure to discuss:

▪	why the compensation committee decided to award bonuses for 2009 given that bonuses were not awarded in 2008; and
▪	how the amount of bonuses awarded was determined.

Securities and Exchange Commission
Re: iParty Corp.
January 18, 2011

RESPONSE: In the Company’s next proxy statement, the Company will disclose all material terms of any non equity incentive plan award made to a named executive officer for fiscal 2010, including the criteria applied in determining the amounts payable and will further define the target levels of growth in comparable stores sales, total sales and EBITDA related to the awarding, if any, of the 2010 bonus. In discussing bonus awards, if any, for 2010 the Company will also discuss that for fiscal 2009 the Company determined not to put in place an executive compensation plan due to the severe economic recession and the Company’s performance in 2008;  however, due to the Company’s improved operating profit, reported net income in 2009 and improved levels of liquidity compared to 2008 during a severe recession, the Compensation Committee recommended and the Board approved at year end a ten percent discretionary bonus to the named executive officers.  In determining the size of the bonus for 2009, the Board reviewed past Company bonuses to the named executive officers, including the bonus given to the named executive officers in 2007, and awarded a similar sized bonus amount.

Related Party Transactions, page 23

15.
We note your statement that “[u]nder SEC rules, [you] are required to disclose transactions in excess of $120,000 in which iParty was a participant in which ‘related persons’ had or will have a direct or indirect material interest.”  Please expand your disclosure to reflect that the $120,000 is the lesser of the one percent reporting threshold in Item 404(d)(1) of Regulation S-K and provide us with your proposed disclosure.

RESPONSE: In the Company’s next proxy statement and in future filings, the Company will revise its statement as requested to read as follows:

“Under SEC rules, we are required to disclose transactions in excess of the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years in which iParty was a participant in which ‘related persons’ had or will have a direct or indirect interest.  As one percent of the average of our total assets at year end for the last two completed fiscal years is greater than $120,000, we have used $120,000 as the threshold number.  Related persons include any of our directors, nominees for director, or executive officers, and any immediate family members of such persons and any person (including any “group” as such term is used in Section 13(d) of the Exchange Act) who is known to iParty as a beneficial owner of more than 5% of its voting common stock, and any immediate family member of a significant shareholder. The term “transaction” is broadly defined under SEC rules to include any financial transaction, arrangement or relationship, including any indebtedness transaction or guarantee of indebtedness.  Based on information available to us and provided to us by our directors and executive officers, we do not believe that there were any such transactions in effect since December 27, 2009, or any such transactions proposed to be entered into during fiscal year 2011, except as follows:”

* * * *
Please direct any questions or comments that you may have to the undersigned (617-973-6197) or Michael Andresino (617-973-6113).  Thank you for your assistance.

Very truly yours,

/s/ Thomas S. Brennan
Thomas S. Brennan, Esq.

cc:	Sal Perisano, Chairman and CEO
David Robertson, Chief Financial Officer
Jeffrey Wright, Ernst & Young LLP

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: William H. Thompson, Accounting Branch Chief

Re:	iParty Corp.
Form 10-K for Fiscal Year Ended December 26, 2009
Filed March 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 001-15611

iParty Corp. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iParty Corp.

By: /s/ David Robertson
David Robertson
Vice President and Chief Financial Officer

Attachment

Balance sheet at adoption (as of 12/28/2008)

(in thousands)	As reported	Correction	If corrected	"Correction" as percentage of "as reported"
Total liabilities	$13,178	$21	$13,198	0.16%
Additional paid-in capital	$52,096	$(614)	$51,482	-1.18%
Accumulated deficit	$(57,948)	$593	$(57,356)	-1.02%
Total stockholders' equity	$7,818	$(21)	$7,797	-0.27%

A-1

Fiscal year 2009

(in thousands except for per share data)	Q1/2009	Q2/2009	Q2/2009	Q3/2009	Q3/2009	Q4/2009	FY 2009
		QTD	YTD	QTD	YTD	QTD
As reported:

Total assets	$20,730	$20,850	$20,850	$25,573	$25,573	$20,292	$20,292
Total liabilities	$14,599	$14,007	$14,007	$20,078	$20,078	$11,214	$11,214
Total stockholders' equity	$6,131	$6,843	$6,843	$5,495	$5,495	$9,079	$9,079
Revenues	$14,568	$19,569	$34,137	$16,404	$50,542	$28,054	$78,595
Operating income (loss)	$(1,579)	$797	$(781)	$(1,271)	$(2,053)	$3,453	$1,401
Pre-tax income (loss)	$(1,715)	$669	$(1,046)	$(1,397)	$(2,443)	$3,399	$956
Net income (loss)	$(1,715)	$669	$(1,046)	$(1,397)	$(2,443)	$3,547	$1,104

Net income (loss), as reported	$(1,715)	$669	$(1,046)	$(1,397)	$(2,443)	$3,547	$1,104
Warrant expense (income) correction	$0	$83	$83	$146	$229	$(104)	$125
Net income (loss), if corrected	$(1,715)	$586	$(1,129)	$(1,543)	$(2,672)	$3,651	$979

Effect of correction as a percentage of financial statement line item:

Total assets	0.00%	0.40%	0.40%	0.57%	0.90%	-0.51%	0.62%
Total liabilities	0.00%	0.59%	0.59%	0.73%	1.14%	-0.93%	1.11%
Total stockholders' equity	0.00%	1.22%	1.22%	2.65%	4.17%	-1.15%	1.38%
Revenues	0.00%	0.43%	0.24%	0.89%	0.45%	-0.37%	0.16%
Operating income (loss)	0.00%	10.45%	-10.67%	-11.47%	-11.16%	-3.02%	8.93%
Pre-tax income (loss)	0.00%	12.46%	-7.97%	-10.44%	-9.38%	-3.06%	13.08%
Net income (loss)	0.00%	12.46%	-7.97%	-10.44%	-9.38%	-2.94%	11.32%

Effect on income (loss) per share:

As reported:
Basic	$(0.08)	$0.02	$(0.05)	$(0.06)	$(0.11)	$0.09	$0.03
Diluted	$(0.08)	$0.02	$(0.05)	$(0.06)	$(0.11)	$0.09	$0.03

If corrected:
Basic	$(0.08)	$0.02	$(0.05)	$(0.07)	$(0.12)	$0.10	$0.03
Diluted	$(0.08)	$0.02	$(0.05)	$(0.07)	$(0.12)	$0.09	$0.03

A-2

Fiscal year 2010

(in thousands except for per share data)	Q1/2010	Q2/2010	Q2/2010	Q3/2010	Q3/2010
		QTD	YTD	QTD	YTD
As reported:

Total assets	$20,636	$21,050	$21,050	$27,344	$27,344
Total liabilities	$12,996	$12,577	$12,577	$20,724	$20,724
Total stockholders' equity	$7,640	$8,473	$8,473	$6,620	$6,620
Revenues	$14,836	$20,065	$34,901	$16,898	$51,799
Operating income (loss)	$(1,419)	$839	$(580)	$(1,876)	$(2,455)
Pre-tax income (loss)	$(1,485)	$767	$(718)	$(1,946)	$(2,664)
Net income (loss)	$(1,485)	$767	$(718)	$(1,946)	$(2,664)

Correction for the effect of mark-to-market:

Net income (loss), as reported	$(1,485)	$767	$(718)	$(1,946)	$(2,664)
Warrant expense (income) correction	$104	$(63)	$42	$(146)	$(104)
Net income (loss), if corrected	$(1,589)	$830	$(760)	$(1,800)	$(2,560)

Effect of correction as a percentage of financial statement line item:

Total assets	0.50%	-0.30%	0.20%	-0.53%	-0.38%
Total liabilities	0.80%	-0.50%	0.33%	-0.70%	-0.50%
Total stockholders' equity	1.36%	-0.74%	0.49%	-2.20%	-1.57%
Revenues	0.70%	-0.31%	0.12%	-0.86%	-0.20%
Operating income (loss)	-7.34%	-7.45%	-7.18%	7.78%	4.24%
Pre-tax income (loss)	-7.01%	-8.14%	-5.80%	7.49%	3.91%
Net income (loss)	-7.01%	-8.14%	-5.80%	7.49%	3.91%
Effect on income (loss) per share:

As reported:
Basic	$(0.07)	$0.02	$(0.03)	$(0.08)	$(0.12)
Diluted	$(0.07)	$0.02	$(0.03)	$(0.08)	$(0.12)

If corrected:
Basic	$(0.07)	$0.02	$(0.03)	$(0.08)	$(0.11)
Diluted	$(0.07)	$0.02	$(0.03)	$(0.08)	$(0.11)

A-3